[EATON LETTERHEAD]


         Date  June 28, 1995

         Contact Renald M. Romain (216) 523-4736

         For Release Immediately


         EATON CORPORATION DECLARES DIVIDEND
         DISTRIBUTION OF PREFERRED SHARE PURCHASE RIGHTS


         CLEVELAND, OH ... The Board of Directors of Eaton Corporation today declared a dividend of one Preferred Share Purchase Right on each outstanding Eaton common share.

         William E. Butler, Chairman and Chief Executive Officer, said, "The Rights are designed to assure that all of Eaton's share-holders receive fair and equal treatment in any proposed take-over of the Company and to guard against abusive tactics to gain control of the Company without paying all shareholders a premium for that control. The Rights are not being adopted in response to any specific takeover threat. They are in response to the general takeover environment, which has changed sig-nificantly since the Company redeemed its earlier rights plan in 1993.

         "The Rights will not prevent a legitimate takeover attempt. They are, however, intended to enable all Eaton shareholders to realize the long-term value of their investment in the Company, and should encourage anyone seeking to acquire the Company to negotiate with the Board prior to attempting a takeover. Pro-tection of our existing shareholder interests is of particular importance now, because your Board strongly believes that Eaton enjoys extraordinary growth opportunities, which will be pur-sued vigorously in the next several years."

         The Rights will be exercisable only if a person or group ac-quires, or announces a tender offer to acquire, 20 percent or more of Eaton's common shares. Each Right will entitle share-holders to buy one one-hundredth of a share of a new series of preferred stock at an exercise price of $250.

         If a person or group acquires 20 percent or more of Eaton's outstanding common shares, each Right will entitle its holder to purchase, at the then-current exercise price, a number of Eaton's common shares having a market value of twice that price. In addition, if Eaton is acquired in a merger or other business combination after an acquiring company has acquired 20 percent or more of the Company's common shares, each Right will entitle its holder to purchase, at the Right's then-current exercise price, a number of the acquiring company's common



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         shares having a market value of twice the exercise price.  The acquiring person will not be entitled to exercise these Rights.

         Following the acquisition of 20 percent or more of the Company's common shares and prior to acquisition of 50 percent or more of the common shares, the Board of Directors may ex-change the Rights at an exchange ratio of one common share (or one one-hundredth of a share of the new series of participating preferred stock) per Right. The acquiring person will not be entitled to receive any shares in this exchange.

         Prior to the acquisition of 20 percent or more of the Company's common shares, the Rights are redeemable for one cent per Right at the option of the Board of Directors.

         The Board of Directors is also authorized to reduce the 20 percent thresholds for triggering the Rights to not less than 10 percent.

         The dividend will be made on July 12, 1995 to shareholders of record on that date, and is not taxable to shareholders. The Rights will expire on July 12, 2005.

         Eaton Corporation is a global manufacturer of highly engineered products which serve vehicle, industrial, construction, com-mercial, aerospace and marine markets. Principal products in-clude truck transmissions and axles, engine components, hy-draulic products, electrical power distribution and control equipment, ion implanters and a wide variety of controls. Headquartered at Eaton Center in Cleveland, the company has 52,000 employees and 150 manufacturing sites in 22 countries around the world. Sales for 1994 were $6.1 billion.